UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Base8 Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       March 6, 2023

Physical Address of Issuer:

85 Broad Street, Suite 17-108, New York, New York 10004

Website of Issuer:

www.base8.app

Current Number of Employees:

0

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)*
Total Assets	$2,040	$2,805
Cash & Cash Equivalents	$(1,015)	$0
Accounts Receivable	$0	$0
Current Liabilities	$100,075	$527
Long-Term Liabilities	$0	$346,667
Revenues/Sales	$4,921	$0
Cost of Goods Sold**	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(290,101)	$(344,859)

*   The Company was formed on March 6, 2023 and the results for 2023 are since inception.
**   Cost of Service

The jurisdictions in which the Company intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

Base8 Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Base8 Inc. ("**Base8**," the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.base8.app no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Base8 Inc.
(Issuer)

By:/s/ Alexander Shapiro
(Signature)

Alexander Shapiro
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alexander Shapiro
(Signature)

Alexander Shapiro
(Name)

Director
(Title)

April 30, 2025
(Date)

/s/ Mohamed Saidi
(Signature)

Mohamed Saidi
(Name)

Director
(Title)

April 30, 2025
(Date)

/s/ Yu Huang
(Signature)

Yu Huang
(Name)

Director
(Title)

April 30, 2025
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2025

Base8 Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Base8 Inc. designs, builds and maintains a mobile software application for learning about and investing in, cryptocurrencies.

The Company was formed on March 6, 2023, as a Delaware corporation. The Company is headquartered and qualified to conduct business in New York. The Company provides its services through the internet throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is www.base8.app. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company is owned by the Co-Founders, and they will exercise voting control.

Alexander Shapiro and Mohamed Saidi, the Co-Founders beneficially own all of the outstanding stock of the Company. Subject to any fiduciary duties owed to other stakeholders under Delaware law, the Co-Founders will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The Co-Founders may have interests that are different from yours. For example, the Co-Founders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Co-Founders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Cryptocurrency Risks.

Cryptocurrency is a digital representation of value, which can serve as a method of exchange. Cryptocurrencies may be traded for USD or other currencies, but most cryptocurrencies are not supported or backed by any government or bank. Cryptocurrency values are driven solely by supply and demand, and the cryptocurrency markets have been historically highly volatile. There is substantial economic, technical, and societal risk in the cryptocurrency industry. You should conduct extensive research into the cryptocurrency industry before investing. The specific features, functions, operations, characteristics, and use of each cryptocurrency may vary and is likely complex and technical.

The Company is subject to the risks of various cryptocurrencies and various cryptocurrency markets. You should understand the cryptocurrency market before investing.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our mobile app, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a mobile application for buying and selling cryptoassets (cryptocurrencies). The amount of users of our mobile app and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our mobile app and the services offered. If clients do not perceive our mobile app or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

New regulations may materially adversely affect cryptocurrencies and blockchain technologies.

Regulations of cryptocurrencies and blockchain technologies are continuing to evolve. Legislative and executive bodies may adopt laws and regulations that could impact the development and growth of the Company.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact on our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or the imposition of new requirements or limitations could have an adverse impact on our business.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

BUSINESS

Description of the Business

The Company designs, builds and maintains a mobile software application for learning about, and investing in, cryptocurrencies.

Business Plan

The Company develops software in the form of a mobile application for buying and selling cryptoassets (cryptocurrencies). The Base8 application provides cryptoasset market data in the form of real-time price information, real-time and historical charts, redistributed cryptoasset news and educational content from The Block. The Company differentiates itself from other cryptoasset applications by its simple and intuitive user interface, its gamified 3D user experience, and its focus on a smaller denomination of Bitcoin called a Satoshi or SAT, also referred to as the base unit of Bitcoin. The Company currently supports the buying, selling, transfer and custody of 35 cryptoassets through sFOX, it's crypto exchange as a service provider. TheBase8 application is available on the Apple app store for iOS, and the Google Play app store for Android. The Base8 app is available in 34 countries including the US as a result of sFOX's licenses, registrations, and/or reliance on reverse solicitation. Anyone can download the app, but a person must be 18 years of age and pass KYC in order to open an account with sFOX for trading.

The Company does not custody, temporarily hold, buy or sell on behalf of, or facilitate the transfer of fiat or cryptocurrencies on behalf of its users and relies on third parties (crypto exchange as a service providers) for any such services, or others that require licensing or registrations. Base8 uses the crypto service provider, sFOX inc., for cryptoasset liquidity, cryptoasset custody, cryptoasset market data, fiat banking, fiat/cryptoasset deposits, fiat/cryptoasset withdrawals, and holding of customer funds in fiat. Users of the Base8 mobile application open accounts with sFOX in order to buy, sell, and/or hold cryptoassets, and in order to deposit, withdraw, and hold fiat in the form of USD. The Company uses a crypto "on-ramp" provider, Kado, for facilitating the purchase of cryptocurrencies via credit cards, debit cards, Apple Pay, ACH, SEPA, PIX and their subsequent on-chain transfer into a user's subwallet at sFOX.

We plan to significantly expand its business by investing in technology and product design, management, and development and increasing sales and marketing. Any capital we raise in the future will empower us to expand our technology and product design, management and development, increase sales and marketing efforts and grow our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Base8 Mobile Application for Buying and Selling Cryptoassets	Mobile app providing cryptoasset market data in the form of real-time price information, real-time and historical charts, redistributed cryptoasset news and educational content.	18–35-year-olds, generally male, residing in the U.S. and internationally. Targeting Gen Z and millennials, first time crypto investors, gamers, and social media users.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competitors are centralized cryptocurrency exchanges who have mobile applications. The following non-exhaustive list highlights our key competitors: Coinbase, Binance, Kucoin, Crypto.com, Bybit, Robinhood, Kraken, Swan and OKX.

Customer Base

Our primary customer base are 18–35-year-olds, generally male, residing in the U.S. and internationally. We are targeting Gen Z and millennials, first time crypto investors, gamers, social media users.

Supply Chain

Although the Company is dependent upon certain third-party vendors, particularly sFOX and Kado, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, regulations of cryptocurrencies and blockchain technologies are continuing to evolve. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alexander Shapiro	CEO, President, Co-Founder and Director	CEO, President, Co-Founder and Director of Base8 Inc., 2023 – Present Responsible for technology, operations, and general CEO responsibilities. Co-Founder and Chief Strategy Officer of Prometheum Ember ATS, Inc., 2018 – 2022 Responsible for strategy and technology design and development matters.	Attended The New York University Stern School of Business, 2001- 2003
Mohamed Saidi	Chief Strategy Officer, CFO, Co-Founder and Director	Chief Strategy Officer, CFO, Co-Founder and Director of Base8 Inc., 2023 – Present Responsible for strategy and financial matters. Senior Business Developer and Head of Customer Success at TradeZero America, 2018 – 2023 Responsible for building the technology, operations, support, and marketing arms.	Colombia Engineering, Computer Software Engineering, 2020 – 2021; Attended BMCC, Business, 2013 – 2015
Yu Huang	Director	Director of Base8 Inc., 2025 – Present Responsible for Board oversight Angel Investor	Ithaca College, B.A., International Business, 1996

Biographical Information

Alexander Shapiro: Alex is currently the CEO, Co-Founder and Director of the Company. He was previously the CEO of TradeZero's Crypto division, where he built a full-service crypto platform for this traditional broker dealer focused on active traders and high frequency trading. Alex made the transition into blockchain and crypto in 2018 when he co-founded and served as the Chief Strategy Officer at Prometheum for 4 years. He also led the design and development of Prometheum's front-end, administrative, and risk management systems. Prior to that, he was a highly experienced Fintech executive having started as a trader in 2003 at Genesis Securities, where he ultimately became managing director and built out the global technology service bureau division which at peak handled as much as 10% of the US equity trading volume. Alex also ran his own successful consulting business where he advised clients like Clearpool Financial Group (acquired by BMO), Velox Securities, and Xpert Financial (Venovate ATS-acquired by Coinbase). He's a serial builder, entrepreneur and "product guy" and founded multiple companies outside the finance space, notably Veepio, a social platform used by the NFL. Alex attended Stuyvesant High School and The New York

University Stern School of Business (undergraduate business program, did not finish). He is the inventor of a U.S. patent that is not used in the Company's business: US11,432,046 B1: "Interactive, personalized objects in content creator's media with e-commerce link associated therewith". Alex previously held FINRA Series 7 and 63 licenses

Mohamed Saidi: Mohamed is currently the Chief Financial Officer, Chief Strategy Officer, Co-Founder and Director of the Company. Prior to founding the Company, Mohamed spent over five years at TradeZero America, where he joined as one of the first employees in 2018. He played a pivotal role throughout the company's growth, officially serving as their Senior Business Developer and Head of Customer Success but often wearing many hats. Mohamed's efforts and management style were instrumental in building the company's technology, operations, support, and marketing arms, ultimately helping TradeZero become a leader in the active retail trader space. While at TradeZero, and to complement his operational and management expertise, Mohamed decided to pursue further education in computer science, earning a Full Stack Engineering degree from Columbia Engineering. Mohamed started his career in traditional finance at Alliance Bernstein, an experience that laid the foundation for his later entrepreneurial endeavors. He is also a former proprietary equities trader and a professional kickboxer. He is a true example of a person who "gets the job done" no matter the obstacle. Mohamed attended BMCC and received a full stack engineering degree from Columbia Engineering. He holds the following FINRA licenses: SIE, Series 7, and Series 63.

Yu Huang: Yu is a Director of the Company. He has been an angel investor for over a decade. Yu is the majority shareholder of multiple companies in the financial services space, like ST Financial LLC, which owns a FINRA-registered broker-dealer called ST Global Markets USA LLC. He is also the majority owner of an offshore broker-dealer in the Bahamas and registered with the SCB called ST Global Markets, that does business as Ocean One Securities. Yu is also majority owner of Dyntech. He is a passive investor/owner and not involved as an executive in day to day matters of these companies.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**").

As of the date of this Form C-AR, 7,000,000 shares of Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$385,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $2,500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$115,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $2,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$76,998*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

* Includes $1,509 in SAFEs issued to the Intermediary as a commission.

Outstanding Debt

As of the date of this Form C-AR, the Company has no outstanding debt:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$70	7,000,000	N/A	March 8, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$385,000	5	Technology Development and General Working Capital	April 26, 2023; May 22, 2023; June 8, 2023; December 5, 2023; January 27, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$115,000	2	Technology Development and General Working Capital	April 5, 2023; May 11, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$75,489*	70	Technology Development and General Working Capital	January 24, 2025	Reg CF

* Excludes $1,509 in SAFEs issued to the Intermediary as a commission.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Alexander Shapiro	3,500,000 shares of Common Stock	50%
Mohamed Saidi	3,500,000 shares of Common Stock	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of approximately $59,769 in cash and cash equivalents, and when combined with financing the Company has available to it, leaves the Company with approximately 9 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In January 2025, the Company completed an offering of SAFEs (Simple Agreement for Future Equity) pursuant to Regulation CF and raised $75,489 (excluding $1,509 in SAFEs issued to the Intermediary as a commission).

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, including a valuation cap, the Company has ascribed no valuation to the Company, the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

Trends and Uncertainties

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 30, 2025

Base8 Inc.



Base8 Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Base8 (4356) - 1	-1,015.01
Total Bank Accounts	**$ -1,015.01**
Total Current Assets	**$ -1,015.01**
Other Assets	
Security deposits	2,805.00
Startup & organizational costs	250.00
Total Other Assets	**$3,055.00**
TOTAL ASSETS	**$2,039.99**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Short-term business loans	99,975.00
Short-term loans from shareholders	100.00
Total Other Current Liabilities	**$100,075.00**
Total Current Liabilities	**$100,075.00**
Total Liabilities	**$100,075.00**
Equity	
Common stock	70.00
Opening balance equity	-218.20
Pre-seed Investment (SAFE)	510,407.00
Retained Earnings	-318,192.45
Net Income	-290,101.36
Total Equity	**$ -98,035.01**
TOTAL LIABILITIES AND EQUITY	**$2,039.99**

Base8 Inc.

Profit and Loss
January - December 2024

	TOTAL
Income	
Uncategorized Income	4,921.44
Total Income	**$4,921.44**
GROSS PROFIT	**$4,921.44**
Expenses	
Advertising & marketing	1,480.87
Social media	4,974.03
Total Advertising & marketing	**6,454.90**
Commissions & fees	26,110.00
Contract labor	204,696.71
General business expenses	
Bank fees & service charges	1,832.38
Memberships & subscriptions	11,582.40
Total General business expenses	**13,414.78**
Legal & accounting services	
Accounting fees	4,050.00
Legal Fees	4,000.00
Total Legal & accounting services	**8,050.00**
Meals	
Meals with clients	653.96
Total Meals	**653.96**
Office expenses	
Shipping & postage	9.85
Software & apps	17,417.36
Total Office expenses	**17,427.21**
Rent	18,751.77
Supplies	160.92
Taxes paid	502.55
Total Expenses	**$296,222.80**
NET OPERATING INCOME	**$ -291,301.36**
Other Income	
Sale of investments	1,200.00
Total Other Income	**$1,200.00**
NET OTHER INCOME	**$1,200.00**
NET INCOME	**$ -290,101.36**

Base8 Inc.

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-290,101.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Short-term business loans	99,975.00
Short-term loans from shareholders	-405.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**99,570.00**
Net cash provided by operating activities	**$ -190,531.36**
INVESTING ACTIVITIES	
Startup & organizational costs	-250.00
Net cash provided by investing activities	**$ -250.00**
FINANCING ACTIVITIES	
Opening balance equity	-618.20
Pre-seed Investment (SAFE)	190,407.00
Net cash provided by financing activities	**$189,788.80**
NET CASH INCREASE FOR PERIOD	**$ -992.56**
Cash at beginning of period	-22.45
CASH AT END OF PERIOD	**$ -1,015.01**